

Mail Stop 3030

August 22, 2016

<u>Via E-mail</u>
Michael W. Eller
Chief Executive Officer
Electronic Systems Technology Inc.
415 N. Quay St.
Building B1
Kennewick, Washington 99336

        Re: Electronic Systems Technology Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed March 4, 2016
               File No. 000-27793

Dear Mr. Eller:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Brian Cascio

                               Brian Cascio
                               Accounting Branch Chief
                               Office of Electronics and Machinery